UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Maxwell Technologies, Inc.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

577767106

(CUSIP Number)

ERIC SINGER

VIEX Capital Advisors, LLC

825 Third Avenue, 33rd Floor

New York, New York 10022

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 10, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP - Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,230,936
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,230,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,230,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

PN

*This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

2

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		27,348
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

27,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		955,181
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

955,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

955,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,230,936
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,230,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,230,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		27,348
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

27,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		955,181
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

955,181
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

955,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,213,465
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,213,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,213,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

IA

8

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,213,465
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,213,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,213,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 577767106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Series One, VSO II and VSO III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 1,230,936 Shares beneficially owned by Series One is approximately $6,103,593, including brokerage commissions.

The aggregate purchase price of the 27,348 Shares beneficially owned by VSO II is approximately $120,713, including brokerage commissions.

The aggregate purchase price of the 955,181 Shares beneficially owned by VSO III is approximately $5,314,647, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 10, 2017, the Reporting Persons entered into an agreement (the “Agreement”) with the Issuer. Pursuant to the Agreement, the Issuer agreed, promptly following the execution of the Agreement, to nominate and appoint John Mutch to serve as a Class III director of the Issuer with a term expiring at the 2017 Annual Meeting of Stockholders (the “2017 Annual Meeting”). The Board and the appropriate committee(s) of the Board also agreed to nominate Mr. Mutch and one incumbent director for election at the 2017 Annual Meeting for terms expiring at the 2020 Annual Meeting of Stockholders. Following the conclusion of the 2017 Annual Meeting, the Issuer agreed to cause the Board to decrease its size to eight members and fix the size of the Board at eight through the Standstill Period (as defined below). To the extent Mr. Mutch is not appointed to the Board by April 13, 2017, the Issuer has agreed to extend the deadline for properly presented stockholder proposals, including director nominations, for the 2017 Annual Meeting until the date Mr. Mutch, or his replacement, is appointed. Mr. Mutch will be appointed to the Issuer’s Strategic Alliance and Review committee of the Board.

The Reporting Persons have agreed not to (1) nominate or recommend for nomination any person for election at the 2017 Annual Meeting, directly or indirectly, (2) submit any proposal for consideration at, or bring any other business before, the 2017 Annual Meeting, directly or indirectly, or (3) initiate, encourage or participate in any “withhold” or similar campaign with respect to the 2017 Annual Meeting, directly or indirectly. The Reporting Persons have also agreed to vote all Shares they beneficially own at the 2017 Annual Meeting in favor of the Issuer’s nominees for election and in accordance with the Board’s recommendations with respect to the other proposals to be brought before the meeting unless the recommendations of both Institutional Shareholder Services Inc. and Glass Lewis & Co., LLC differ from the Board's recommendation with respect to such other proposals.

10

CUSIP NO. 577767106

The Reporting Persons have also agreed to certain customary “standstill provisions” from the date of this Agreement until the date that is ten (10) business days prior to the deadline for the submission of stockholder proposals for the 2018 Annual Meeting of Stockholders pursuant to the Bylaws (the “Standstill Period”).

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 99.1 hereto.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 32,270,725 Shares outstanding, which is the total number of Shares outstanding as of February 22, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the Securities and Exchange Commission on March 1, 2017.

A.	Series One
(a)	As of the close of business on April 10, 2017, Series One may be deemed to beneficially own 1,230,936 Shares.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 1,230,936

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,230,936

(c)	The transactions in the Shares by Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	VSO II
(a)	As of the close of business on April 10, 2017, VSO II may be deemed to beneficially own 27,348 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 27,348 3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 27,348

(c)	The transactions in the Shares by VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	VSO III
(a)	As of the close of business on April 10, 2017, VSO III beneficially owned 955,181 Shares.

Percentage: Approximately 3.0%

11

CUSIP NO. 577767106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 955,181
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 955,181

(c)	The transactions in the Shares by VSO III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	VIEX GP
(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 1,230,936 Shares that may be deemed to be beneficially owned by Series One.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,230,936
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,230,936

(c)	VIEX GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 27,348 Shares that may be deemed to be beneficially owned by Series One.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 27,348 3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 27,348

(c)	VSO GP II has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
F.	VSO GP III
(a)	VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 955,181 shares owned by VSO III.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 955,181
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 955,181

12

CUSIP NO. 577767106

(c)	VSO GP III has not entered into any transactions in the Shares during the past 60 days. The transactions in certain securities on behalf of VSO III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
G.	VIEX Capital
(a)	VIEX Capital, as the investment manager of Series One, VSO II and VSO III, may be deemed the beneficial owner of the (i) 1,230,936 Shares that may be deemed to be beneficially owned by Series One; (ii) 27,348 Shares that may be deemed to be beneficially owned by VSO II; and (iii) 955,181 Shares that may be deemed to be beneficially owned by VSO III.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,213,465
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,213,465
(c)	VIEX Capital has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Series One, VSO II and VSO III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
H.	Eric Singer
(a)	Mr. Singer, as the managing member of VIEX GP, VSO GP III and VIEX Capital, may be deemed the beneficial owner of the (i) 1,230,936 Shares that may be deemed to be beneficially owned by Series One; (ii) 27,348 Shares that may be deemed to be beneficially owned by VSO II; and (iii) 955,181 Shares that may be deemed to be beneficially owned by VSO III.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 2,213,465 3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,213,465

(c)	Mr. Singer has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Series One, VSO II and VSO III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

13

CUSIP NO. 577767106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Item 4 is incorporated herein by reference.

Series One has sold short in over the counter market American-style put options, referencing 62,300 Shares, which have an exercise price of $5.00 per Share and expire on September 15, 2017. VSO II has sold short in over the counter market American-style put options, referencing 951,400 Shares, which have an exercise price of $5.00 per Share and expire on September 15, 2017. VSO III has sold short in over the counter market American-style put options, referencing 32,500 and 100,000 Shares, which each have an exercise price of $5.00 per Share and expire on June 16, 2017 and September 15, 2017, respectively. The Reporting Persons do not have any control over the exercise of the aggregate put options, and as such, are not deemed to beneficially own the aggregate 1,146,200 Shares underlying the put options.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Agreement dated April 10, 2017 by and among Maxwell Technologies, Inc., VIEX Capital Advisors, LLC and the other parties signatory thereto.

14

CUSIP NO. 577767106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2017

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund III, LP

By:	VIEX Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

15

CUSIP NO. 577767106

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

16

CUSIP NO. 577767106

SCHEDULE A

Transactions in the Securities During the Past 60 days

Nature of Transaction	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

Short Sale of September 2017 Put Options ($5.00 Strike Price)[1]	(100)	0.4790	02/14/2017
Sale of Common Stock	(99,975)	5.6439	03/17/2017
Sale of Common Stock	(89,185)	5.6283	03/17/2017
Short Sale of September 2017 Put Options ($5.00 Strike Price)[1]	(23)	0.2896	03/17/2017

VIEX SPECIAL OPPORTUNITIES FUND II, LP

Short Sale of September 2017 Put Options ($5.00 Strike Price)[1]	(516)	0.5500	02/27/2017
Short Sale of September 2017 Put Options ($5.00 Strike Price)[1]	(5,000)	0.5500	02/28/2017
Short Sale of September 2017 Put Options ($5.00 Strike Price)[1]	(121)	0.5500	03/01/2017
Short Sale of September 2017 Put Options ($5.00 Strike Price)[1]	(50)	0.3180	03/02/2017
Short Sale of September 2017 Put Options ($5.00 Strike Price)[1]	(200)	0.4000	03/03/2017
Short Sale of September 2017 Put Options ($5.00 Strike Price)[1]	(1,000)	0.4500	03/10/2017
Sale of Common Stock	(2,412)	5.6439	03/17/2017
Sale of Common Stock	(2,152)	5.6283	03/17/2017
Short Sale of September 2017 Put Options ($5.00 Strike Price)[1]	(327)	0.2896	03/17/2017
Short Sale of September 2017 Put Options ($5.00 Strike Price)[1]	(700)	0.2500	03/31/2017

CUSIP NO. 577767106

VIEX SPECIAL OPPORTUNITIES FUND III, LP

Sale of Common Stock	(84,257)	5.6439	03/17/2017
Sale of Common Stock	(75,163)	5.6283	03/17/2017
Short Sale of September 2017 Put Options ($5.00 Strike Price)[1]	(1,000)	0.3000	04/04/2017

1 Represents American-Style put option sold short in the over-the counter market. The put options expire on September 15, 2017.